_____________________________________________________________________________________________________

May 8, 2019

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:    Brigitte Lippman

Re:    Century Aluminum Company (and Co-registrant Subsidiaries)
Registration Statement on Form S-3, as amended
Filed March 1, 2019
File No. 333-230018

Dear Ms. Lippman:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Aluminum Company, a Delaware corporation (the “Company”), on behalf of itself and each of its co-registrant subsidiaries, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective by 5:00 p.m. (Eastern Time) on Thursday May 9, 2019, or as soon thereafter as practicable.
The cooperation of the staff in meeting our request is very much appreciated. Please contact the undersigned at (312) 696-3101 or John T. Blatchford of Vedder Price P.C. at (312) 609-7605 as promptly as practicable upon declaration of effectiveness.
Very truly yours,
/s/ Morgan Fox Walbridge
Deputy General Counsel
Century Aluminum Company

cc:    John T. Blatchford

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax